

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Raul Parra
Chief Financial Officer and Treasurer
MERIT MEDICAL SYSTEMS INC
1600 West Merit Parkway
South Jordan , Utah 84095

> **Re: MERIT MEDICAL SYSTEMS INC**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed February 28, 2024**
> **Form 8-K Filed February 28, 2024**
> **Response Letter Dated May 24, 2024**
> **File No. 000-18592**

Dear Raul Parra:

We have reviewed your May 24, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 13, 2024 letter.

Form 8-K Filed February 28, 2024

Exhibit 99.1

1. We note your response to our comment letter. Please provide us with a more detailed, specific description about the nature of the activities performed by the consultants who provided services related to your Foundations for Growth Program. As part of your detailed description of the activities performed by the consultants, address why expenses incurred to optimize your commercial and manufacturing processes are not related to your operations and revenue generating activities. In addition, explain why your use of consultants for certain capabilities that you did not maintain internally supports the corporate transformation and restructuring adjustments to your non-GAAP performance measures. In this regard, Question 100.01 of the Non-GAAP Financial Measures

Compliance and Disclosure Interpretations states, in part, "[w]hen evaluating what is a normal, operating expense, the staff considers the nature and effect of the non-GAAP adjustment and how it relates to the company's operations, revenue generating activities, business strategy, industry and regulatory environment."

Please contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services